CUSIP No. 390320703 Page 1 of 6	Jones Day Draft of June 17, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 5)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Great Elm Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

390320703
(CUSIP Number)

Peter A. Reed
Great Elm Group, Inc.
800 South Street, Suite 230
Waltham, MA 02453
Telephone Number:  (617) 375-3006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Great Elm Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,814,111

	8	SHARED VOTING POWER
473,276

	9	SOLE DISPOSITIVE POWER
1,814,111

	10	SHARED DISPOSITIVE POWER
473,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,287,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          Based on 7,601,958 shares of common stock, par value $0.01, outstanding, which includes 3,000,567 shares issued upon exercise of the non-transferable subscription rights in the Rights Offering (as defined under Item 3 below).

EXPLANATORY NOTE

This Amendment No. 5 to the statement of beneficial ownership on Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on October 1, 2019, as amended by Amendment No. 1 dated October 1, 2020, Amendment No. 2 dated December 31, 2020, Amendment No. 3 dated September 20, 2021, and Amendment No. 4 dated May 11, 2022 (as so amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 5 shall have the meaning ascribed to them in Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

The name, present principal employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person is set forth on Annex A hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As described in Item 5 below, on June 10, 2022, the Reporting Person exercised in full its subscription rights (the “rights”) to acquire shares of Common Stock issued in connection with the Issuer’s rights offering (the “Rights Offering”) described in the Issuer’s final prospectus, dated May 17, 2022, filed with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Reporting Person exercised its over-subscription privilege to acquire additional shares of Common Stock in the Rights Offering. Such shares of Common Stock were acquired by or on behalf of the Reporting Person using investment capital. Pursuant to the exercise of their rights and the over-subscription privilege, the Reporting Person paid aggregate consideration of $12,500,000.

On June 10, 2022, the Reporting Person’s 80%-owned subsidiary, Forest Investments, Inc., a Delaware corporation (“Forest”), exercised in full its primary subscription rights to acquire shares of Common Stock issued in connection with the Rights Offering. In addition, Forest exercised its over-subscription privilege to acquire additional shares of Common Stock in the Rights Offering. Such shares of Common Stock were acquired by or on behalf of Forest using investment capital. Pursuant to the exercise of its primary subscription rights and the over-subscription privilege, Forest paid aggregate consideration of $5,000,000.

On June 10, 2022, certain of the directors and executive officers of the Reporting Person (including funds under management of certain directors) exercised their rights to acquire shares of Common Stock issued in connection with the Rights Offering. In addition, certain of the directors and executive officers of the Reporting Person (including funds under management of certain directors) exercised their over-subscription privilege to acquire additional shares of Common Stock in the Rights Offering. Such shares of Common Stock were acquired by or on behalf of the directors and executive officers or funds that they manage using their respective personal funds, working capital or other funds. Pursuant to the exercise of their rights and the over-subscription privilege, directors and executive officers of the Reporting Person (and funds under management of certain directors) paid aggregate consideration of $9,889,025.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based on 7,601,958  shares of Common Stock outstanding. The aggregate number of shares of Common Stock outstanding includes (i) 4,601,391, which is the number of shares of Common Stock outstanding as disclosed in the Issuer’s final prospectus, dated May 17, 2022, filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act; and (ii) 3,000,567 shares of Common Stock, which is the number of shares of Common Stock issued in the Rights Offering.

The Reporting Person may be deemed to beneficially own 2,287,387 shares of Common Stock, which represents approximately 30.1% of the issued and outstanding shares of Common Stock. Such shares of Common Stock beneficially owned by the Reporting Person include (i) the shares of Common Stock held directly by the Reporting Person, over which the Reporting Person has sole voting and dispositive power and (ii) the shares of Common Stock held by GEOF and Forest, over which the Reporting Person has shared voting and dispositive power.

To the Reporting Person’s knowledge, the directors and executive officers of the Reporting Person beneficially own in the aggregate 1,470,484 shares of Common Stock, which represents approximately 19.3% of the issued and outstanding shares of Common Stock. Such shares beneficially owned by each director and executive officer of the Reporting Person, respectively, includes (i) shares of Common Stock purchased in open market transactions and (ii) shares of Common Stock issued upon exercise of the rights and the over-subscription privilege in the Rights Offering.

(c) - In connection with the Rights Offering, on June 10, 2022, the Reporting Person exercised in full its primary subscription rights (every 1 right entitling it to purchase 1 share of Common Stock), which were issued to holders of Common Stock on the May 23, 2022 record date. The Reporting Person received and exercised 814,111 rights and, on June 13, 2022, acquired 814,111  shares of Common Stock pursuant thereto. In connection with the Rights Offering, the Reporting Person has also exercised its over-subscription privilege and as a result, on June 15, 2022, acquired an additional 185,889 shares of Common Stock pursuant thereto. The subscription price for the Rights Offering was $12.50 per share.

In connection with the Rights Offering, on June 10, 2022, Forest received 100 rights and exercised 100 rights and, on June 15, 2022, acquired 100 shares of Common Stock pursuant thereto. In connection with the Rights Offering, Forest also exercised its over-subscription privilege and as a result, on June 15, 2022,  acquired 399,900 additional shares of Common Stock pursuant thereto. The subscription price for the Rights Offering is $12.50 per share.

In connection with the Rights Offering, on June 10, 2022, certain of the directors and executive officers of the Reporting Person (including funds under management of certain directors) received an aggregate of 358,854 rights and exercised an aggregate of 358,854 rights and, on June 15, 2022, acquired an aggregate of 358,854 shares of Common Stock pursuant thereto. In connection with the Rights Offering, certain of the directors and executive officers (and funds under management of certain directors) have also exercised their respective over-subscription privilege and as a result, on June 15, 2022, acquired an aggregate of 432,268 additional shares of Common Stock pursuant thereto. The subscription price for the Rights Offering is $12.50 per share.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2022
	By:	/s/ Brent J. Pearson
	Name:	Brent J. Brent
	Title:	Chief Financial Officer & Chief Accounting Officer

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF
GREAT ELM CAPITAL GROUP, INC.

The following table sets forth certain information with respect to the directors and executive officers of the Reporting Person. Each of the directors and executive officers listed below are United States citizens and have a business address of 800 South Street, Suite 230, Waltham, MA 02453.

Name	Present Principal Employment

Directors

Matthew A. Drapkin	Chief Executive Officer & Portfolio Manager of Northern Right Capital Management, L.P. (an asset manager focused on small and mid cap public companies), at 9 Old Kings Hwy. S., Darien, CT 06820.

Thomas S. Harbin III	Managing Partner, Source Capital, LLC (a private equity firm focused on investing in U.S.-based companies in the lower-middle market), at 75 Fourteenth Street, Suite 2700, Atlanta, Georgia 30309.

James H. Hugar	Director of the Reporting Person.

David Matter	Director of the Reporting Person.

James P. Parmelee
Managing Director of Hamilton Robinson Capital Partners (a private equity firm investing in middle-market specialty manufacturing, industrial technology and business services companies in the United States and Canada), at 301 Tresser Blvd, Suite 1333, Stamford, CT 06901.

Jason W. Reese
Co-Founder, Chairman and Chief Executive Officer of Imperial Capital Asset Management (a registered investment advisor which has managed various hedge funds, investment partnerships, a private REIT and a private equity fund), at 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida 33410, and Co-Founder and Executive Committee Member of Imperial Capital, LLC (a registered broker-dealer), at 10100 Santa Monica Blvd., Suite 2400, Los Angeles, California 90067.

Eric J. Scheyer	Partner, Magnetar Capital (a hedge fund focused on investing in fixed income, energy, quantitative and event-driven strategies), at 1603 Orrington Avenue, 13th Floor Evanston, Illinois 60201.

Jeffrey S. Serota	Vice Chairman at Corbel Capital Partners (an alternative lower middle-market debt manager), at 11777 San Vicente Blvd, Suite 777, Los Angeles, CA 90049.

Executive Officers

Peter A. Reed	Chief Executive Officer of the Reporting Person.

Brent J. Pearson	Chief Financial Officer and Chief Accounting Officer of the Reporting Person.

Adam M. Kleinman	President and Chief Operating Officer of the Reporting Person.